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Exhibit 12

ASSURED GUARANTY LTD.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions of U.S. dollars except for ratio amounts)

	2003	2004	2005	2006	2007	Six Months Ended June 30, 2008
Income (loss) before income taxes	$246.2	$233.3	$229.6	$190.0	$(463.0)	$521.7
Fixed charges	6.9	11.8	14.5	14.8	24.7	12.2
Income (loss) as adjusted	253.1	245.1	244.1	204.8	(438.3)	533.9
Fixed charges:
Interest expensed	5.7	10.7	13.5	13.8	23.5	11.6
Portion of rents representative of the interest factor	1.2	1.1	1.0	1.0	1.2	0.6
Total fixed charges	6.9	11.8	14.5	14.8	24.7	12.2

Ratio of earnings to fixed charges	36.49	20.85	16.83	13.84	(17.74)	43.76

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  Exhibit 12
ASSURED GUARANTY LTD. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions of U.S. dollars except for ratio amounts)